Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

AND

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended September 30,		Six Months Ended September 30,
(in thousands, except for ratios)	2007	2006	2007	2006
Earnings
Pretax income from continuing operations before equity in pretax earnings (loss) of unconsolidated affiliates	$70,154	$49,405	$92,808	$43,586
Fixed charges (net of interest capitalized)	10,930	14,887	22,683	28,504
Distribution of earnings from unconsolidated affiliates	—	—	172	—

Total Earnings	$81,084	$64,292	$115,663	$72,090

Fixed Charges and Preference Dividends
Interest expense	$10,569	$14,442	$21,960	$27,614
Interest capitalized	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	361	445	723	890

Total Fixed Charges	10,930	14,887	22,683	28,504

Dividends on convertible perpetual preferred stock (pretax)	5,755	5,757	11,512	11,256

Total Fixed Charges and Preference Dividends	$16,685	$20,644	$34,195	$39,760

Ratio of Earnings to Fixed Charges	7.42	4.32	5.10	2.53

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	4.86	3.11	3.38	1.81